UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933 ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker. 1 (a) NAME OF ISSUER BLACK HILLS CORPORATION (b) IRS IDENT. NO. 46-0458824 (c) S.E.C. FILE NO. 001-31303 1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 7001 MOUNT RUSHMORE ROAD RAPID CITY SD 57702 (e) AREA CODE NUMBER 605 721-1700 2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD DAVID R EMERY (b) RELATIONSHIP TO ISSUER OFFICER AND DIRECTOR (c) ADDRESS STREET CITY STATE ZIP CODE 7001 MOUNT RUSHMORE ROAD RAPID CITY SD 57702 INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number. 3 (a) Title of the Class of Securities To Be Sold Common (b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities Charles Schwab & Co. Inc. 2309 Gracy Farms Ln, Austin, TX 78758 SEC USE ONLY Broker-Dealer File Number (c) Number of Shares or Other Units To Be Sold (See instr. 3(c)) 2,143 (d) Aggregate Market Value (See instr. 3(d)) $148,789 (e) Number of Shares or Other Units Outstanding (See instr. 3(e)) 59,974,620 (f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.) 02/13/2019 (g) Name of Each Securities Exchange (See instr. 3(g)) NYSE INSTRUCTIONS: 1. (a) Name of issuer (b) Issuers I.R.S. Identification Number (c) Issuers S.E.C. file number, if any (d) Issuers address, including zip code (e) Issuers telephone number, including area code 2. (a) Name of person for whose account the securities are to be sold (b) Such persons relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing) (c) Such persons address, including zip code 3 . (a) Title of the class of securities to be sold (b) Name and address of each broker through whom the securities are intended to be sold (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount) (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer (f) Approximate date on which the securities are to be sold (g) Name of each securities exchange, if any, on which the securities are intended to be sold Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1147 (08-07) TABLE I SECURITIES TO BE SOLD Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor: Title of the Class Common Date you Acquired Varied Pre-2015 plus Dividend Reinvestment Nature of Acquisition Transaction 401-K Plan Purchase Name of Person from Whom Acquired (If gift, also give date donor acquired) Market Purchase and Dividend Reinvestment Amount of Securities Acquired 2,143 Date of Payment Varied Pre-2015 plus Dividend Reinvestment Nature of Payment Payroll Deductions and Reinvestment of Dividends INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid. TABLE II SECURITIES SOLD DURING THE PAST 3 MONTHS Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold. Name and Address of Seller David R Emery 7001 Mount Rushmore Road, Rapid City, SD 57702 Title of Securities Sold Common Date of Sale Feb 2019 Amount of Securities Sold 7,091.656 Gross Proceeds 0 REMARKS: The 7,019.656 shares sold were share-withholding for tax withholding on Restricted Stock Grants vesting. INSTRUCTIONS: See the definition of person in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice. ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date. February 13, 2019 DATE OF NOTICE DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1 /s/ David R. Emery (SIGNATURE) The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.Any copies not manually signed shall bear typed or printed signatures.